UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 0-19725

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Perrigo Company Profit-Sharing and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Perrigo Company

515 Eastern Avenue

Allegan, MI 49010

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Perrigo Company Profit-Sharing and Investment Plan
(Name of Plan)

Date: June 26, 2009	/s/ Judy L. Brown
Judy L. Brown
Executive Vice President and Chief Financial Officer
Perrigo Company

Perrigo Company

Profit-Sharing and

Investment Plan

Financial Statements and Schedule

For The Years Ended December 31, 2008 and 2007

Perrigo Company

Profit-Sharing and

Investment Plan

Financial Statements and Schedule

For The Years Ended December 31, 2008 and 2007

Perrigo Company

Profit-Sharing and Investment Plan

Report of Independent Registered Public Accounting Firm

Retirement Plan Committee

Perrigo Profit-Sharing and Investment Plan

Allegan, Michigan

We have audited the accompanying statements of net assets available for benefits of the Perrigo Profit-Sharing and Investment Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO SEIDMAN, LLP

Grand Rapids, Michigan
June 26, 2009

Perrigo Company

Profit-Sharing and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	2008		2007
Investments, at fair value (Note 4):
Vanguard Prime Money Market Fund	$22,082,312	*	$16,949,089	*
Mutual funds:
Pimco Total Return Fund	20,532,058	*	14,449,882	*
Eaton Vance Large Cap Value Fund	18,563,066	*	—
Harbor International Fund	15,980,445	*	12,793,027	*
MFS Global Total Return Fund	14,681,936	*	—
MSIF Mid Cap Growth Fund	14,325,755	*	26,821,064	*
Harbor Capital Appreciation Fund	14,256,440	*	20,735,576	*
Neuberger & Berman Genesis Fund	11,018,050	*	13,049,855	*
State Street Global Advisors S&P 500 Fund	10,016,266	*	15,370,749	*
Van Kampen Small Cap Growth Fund	9,858,356	*	—
Van Kampen Growth and Income Fund	—		28,012,498	*
Dodge & Cox Balanced Fund	—		22,114,589	*
MSIF Small Company Growth Portfolio	—		16,712,141	*
Putnam International Equity Fund CL Y	—		15,664,329	*
Perrigo Company common stock	20,682,192	*	21,974,898	*
Participant loans	4,085,410		4,506,349

Total investments	176,082,286		229,154,046

Receivables:
Employer profit-sharing contributions	7,131,898		6,417,817
Employer match contributions	255,337		108,015
Participant deferral contributions	105,233		104,773

Total receivables	7,492,468		6,630,605

Net Assets Available for Benefits	$183,574,754		$235,784,651

See accompanying notes to financial statements.

*	Represents 5% or more of net assets available for benefits.

Perrigo Company

Profit-Sharing and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2008	2007
Additions
Contributions:
Participant	$12,719,538	$10,913,315
Employer	12,309,381	12,849,866
Investment (loss) income:
Interest income from cash equivalents and participant loans	913,185	1,155,521
Net (loss) gain from mutual funds	(67,063,280)	14,214,868
Net gain from common/collective trust	—	857,550
Net (loss) gain from Perrigo Company common stock:
Net (depreciation) appreciation	(1,484,445)	11,208,017
Dividends	133,981	116,270

Total (reductions) additions	(42,471,640)	51,315,407

Deductions
Distribution of benefits to participants	9,713,040	16,548,990
Administrative fees	25,217	14,020

Total deductions	9,738,257	16,563,010

Net (decrease) increase	(52,209,897)	34,752,397

Net Assets Available for Benefits, beginning of year	235,784,651	201,032,254

Net Assets Available for Benefits, end of year	$183,574,754	$235,784,651

See accompanying notes to financial statements.

Perrigo Company

Profit-Sharing and Investment Plan

Notes to Financial Statements

1.	Plan Description

The following description of the Perrigo Company Profit-Sharing and Investment Plan (Plan) provides only general information. Participants should refer to the Plan document or Plan summary for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which substantially all domestic employees of Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company, Perrigo Research and Development, Perrigo Pharmaceuticals and Perrigo New York, Inc. (collectively, the “Company” or “Employer”) are eligible to participate. The minimum term of service for employees to participate in the Plan is one month of service, which means a consecutive 30-day period of employment beginning with the employee’s date of hire. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied.

The Plan has an automatic enrollment feature that begins with an initial pre-tax contribution rate of 2% of a participant’s eligible compensation, as defined in the Plan document, and is invested in the MFS Global Total Return Fund. Automatic enrollment occurs 45 days after the employee becomes eligible to participate, as defined above. The automatic enrollment percentage increases annually by 1% up to a maximum deferral percentage of 4%. Prior to automatic enrollment, employees may elect to opt out from participating in the Plan, or they may elect to defer more than the 2% default contribution as well as choose their own investment elections offered by the Plan.

The Plan was amended and restated effective January 1, 2007 in order to conform to the safe harbor provisions of Sections 401(k) and 401(m) of the Internal Revenue Code (IRC). Effective June 1, 2007, the Plan was amended to allow participants to make Roth after-tax contributions to the Plan in addition to before-tax contributions already permitted. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by an administrative committee (Committee).

Contributions

A participant may elect to defer, in whole percentages, an amount between 1% and 50% of eligible compensation, not to exceed Internal Revenue Service (IRS) limitations for the Plan year. For the 2008 and 2007 Plan years, the total IRS limit was $15,500. In

Perrigo Company

Profit-Sharing and Investment Plan

Notes to Financial Statements

addition, participants who are at least 50 years of age by the end of a Plan year may elect to make an additional “catch up” contribution, not to exceed the IRS limit of $5,000 for Plan years 2008 and 2007. Effective June 1, 2007, participants may also make a Roth contribution on an after-tax basis.

The Company may match employee contributions per Plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. Effective January 1, 2008, the Plan was amended to provide matching contributions immediately to new hires participating in the Plan. Prior to January 1, 2008, the minimum term of service for employees to be eligible for Employer matching contributions in the Plan was one year of service, as defined in the Plan document. The Company has the right under the Plan to discontinue such contributions at any time.

Effective January 1, 2007, in accordance with the safe harbor provisions, the Plan was amended to include an annual Employer nondiscretionary contribution of 3% of an employee’s eligible compensation, as defined in the Plan document. In addition, the Company may make a discretionary contribution at the option of the Board of Directors of the Company. Prior to January 1, 2007, all Company contributions made on behalf of participants were discretionary contributions. In addition, effective January 1, 2007, employees are eligible as of their date of hire to receive profit-sharing contributions, which are deposited in the eligible employee’s investment account after the end of each Plan year. Prior to January 1, 2007, employees were required to achieve one year of service before becoming eligible to receive profit sharing contributions. The profit-sharing contribution amounts approved for plan years ended December 31, 2008 and December 31, 2007 were $7,131,898 and $6,417,817, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of Employer matching, discretionary and non-discretionary profit-sharing contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Effective December 3, 2007, the Putnam S&P 500 Index Fund, a common/collective trust fund, was removed as an investment fund option from the Plan. Currently, the Plan offers mutual funds, a money market fund and the Company’s common stock as investment options for Plan participants.

Perrigo Company

Profit-Sharing and Investment Plan

Notes to Financial Statements

Vesting

Amounts credited to a participant’s investment account relating to participant contributions and Employer matching contributions are 100% vested at all times. Prior to January 1, 2007, Employer discretionary contributions were vested based on a vesting schedule, with 100% vested after four years of service. As of January 1, 2007, all contributions in an active participant’s investment account, including Employer discretionary contributions, became 100% vested. Effective January 1, 2007, active participants are immediately vested in all participant and Employer contributions.

Participant Loans

With the consent of the Committee, participants may borrow from their investment accounts, as defined in the Plan, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The loans are secured by an equivalent amount in the remaining portion of the participant’s salary deferral account and rollover accounts. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence, which must be repaid within ten years. Interest rates ranged from 5.0% to 11.5% on outstanding loans at December 31, 2008. The loans are repaid ratably through payroll deductions. The interest earned on participant loans is allocated to the respective funds, in accordance with participant elections.

Withdrawals

Subject to certain restrictions as set forth in the Plan document, a participant may make a hardship withdrawal from his or her account balance during employment. This hardship withdrawal is subject to 10% federal income tax penalty, and the participant cannot make elective deferrals for six months following the hardship withdrawal. A participant may also elect to make a similar withdrawal, provided that participant has reached fifty-nine and one half years of age, even if the participant is still employed.

Perrigo Company

Profit-Sharing and Investment Plan

Notes to Financial Statements

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their vested account or installments. Participants may also elect to transfer their account balance into another qualified retirement plan.

Forfeitures

Forfeited non-vested accounts in the amount of $23,380 and $43,423 in 2008 and 2007, respectively, were reallocated to remaining Plan participants. Forfeitures are applied to participant accounts as an additional Employer discretionary contribution. Unallocated non-vested forfeiture amounts were $3,517 at December 31, 2008.

Administrative Expenses

The Company pays the administrative costs of the Plan associated with any professional services provided to the Plan and the cost of communications to the participants. Administrative expenses in the form of loan fees are deducted directly from the participants’ account.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Perrigo Company

Profit-Sharing and Investment Plan

Notes to Financial Statements

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan holds investments in the Company’s common stock. Accordingly, Plan participants’ accounts that hold shares of the Company’s common stock are exposed to market risk in the event of a significant decline in the value of such stock.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157), which clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. As of January 1, 2008, the Plan adopted the provisions of SFAS 157. See Note 4 for more information pertaining to the adoption of this Statement and its effect on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $0 and $423,013 at December 31, 2008 and 2007, respectively.

Perrigo Company

Profit-Sharing and Investment Plan

Notes to Financial Statements

3.	Assets in Trust Fund

Under the terms of the trust agreement with Mercer Trust Company (formally Putnam Fiduciary Trust Company) (the “Trustee”), the Trustee manages the trust fund on behalf of the Plan. The Trustee has discretionary investment authority over the investments held in each investment option made available to participants, except for the investments in Perrigo Company common stock. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

4.	Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS 157, which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Perrigo Company

Profit-Sharing and Investment Plan

Notes to Financial Statements

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Mutual funds and money market fund: Valued at quoted market prices in active markets, which represent the net asset values of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Participant loans: Valued at cost, which approximates fair value.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s fair value hierarchy for its assets measured at fair value as of December 31, 2008:

	Fair Value Measurements as of December 31, 2008 Using:
	Total	Quoted Prices In Active Markets (Level 1)	Prices With Other Observable Inputs (Level 2)	Prices With Unobservable Inputs (Level 3)
Mutual funds	$129,232,372	$129,232,372	$—	$—
Money market fund	22,082,312	22,082,312	—	—
Common stock	20,682,192	20,682,192	—	—
Participant loans	4,085,410	—	—	4,085,410

Total investments	$176,082,286	$171,996,876	$—	$4,085,410

Perrigo Company

Profit-Sharing and Investment Plan

Notes to Financial Statements

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans (Level 3)
Balance as of January 1, 2008	$4,506,349
Purchases, sales, issuances and settlements, net	(420,939)

Balance as of December 31, 2008	$4,085,410

5.	Related Party Transactions

Certain Plan investments throughout the year represented shares of various types of investments that were managed by the Trustee. These transactions qualify as party-in-interest transactions. The Plan investments include publicly traded common stock of the Company, the Plan Sponsor.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

7.	Income Tax Status

The Plan obtained its latest determination letter on October 3, 2002, in which the IRS stated that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Perrigo Company

Profit-Sharing and Investment Plan

Notes to Financial Statements

8.	Subsequent Event

The Company acquired J.B. Laboratories, Inc. (JBL) during the 2008 Plan year and as part of this acquisition, the Plan will receive assets from the J.B. Laboratories, Inc. 401(k) Profit Sharing Plan (J.B. Labs Plan). The Committee approved the merger of the J.B. Labs Plan into and with the Plan effective January 1, 2009. All assets of the J.B. Labs Plan were transferred into the Plan effective February 23, 2009. The employees of JBL became eligible to participate in the Plan effective January 1, 2009.

The Company also acquired Unico Holdings, Inc. (Unico) during the 2008 Plan year. The employees of Unico became eligible to participate in the Plan effective January 1, 2009.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2008	2007
Net Assets Available for Benefits per the financial statements	$183,574,754	$235,784,651
Less: Distribution payable to participants	—	(423,013)

Net Assets Available for Benefits per the Form 5500	$183,574,754	$235,361,638

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Distributions to participants per the financial statements	$9,713,040
Add: Distributions payable to participants at December 31, 2008	—
Less: Distributions payable to participants at December 31, 2007	(423,013)

Distributions to participants per the Form 5500	$9,290,027

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Perrigo Company

Profit-Sharing and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-2799573

Plan Number: 003

December 31, 2008
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Shares, Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
	Vanguard Prime Money Market Fund	22,082,312	shares	**	$22,082,312
	Mutual funds:
	Pimco Total Return Fund	2,024,858	shares	**	20,532,058
	Eaton Vance Large Cap Value Fund	1,273,187	shares	**	18,563,066
	Harbor International Fund	398,316	shares	**	15,980,445
	MFS Global Total Return Fund	1,302,745	shares	**	14,681,936
	MSIF Mid Cap Growth Fund	814,426	shares	**	14,325,755
	Harbor Capital Appreciation Fund	611,864	shares	**	14,256,440
	Neuberger & Berman Genesis Fund	369,238	shares	**	11,018,050
	State Street Global Advisors S&P 500 Fund	604,081	shares	**	10,016,266
	Van Kampen Growth and Income Fund	1,283,039	shares	**	9,858,356
*	Perrigo Company common stock	640,117	shares	**	20,682,192
*	Participant loans	(5.0%to 11.5%)		**	4,085,410

*	A party-in-interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.